               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE REPEATED FIFTY-SIXTH (56th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2007 – 31/12/2007)

Pursuant to the Law and the Articles of Association and following resolution no 2812 of the Board of Directors, dated 26/06/2008 (agenda item 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the Repeated fifty-sixth (56th) Ordinary General Assembly, on July 9, 2008, at 13:00 hours, at the company’s headquarters (99, Kifissias Ave – Athens), in order to discuss and decide upon the following:

Adoption of a stock option plan for executives of the Company and affiliated companies, according to article 42ε of the Codified Law 2190/1920.

In the said General Assembly, all Shareholders of the Company may participate, in person or by proxy. For this purpose:

—

If their shares are in the Depository Account, Shareholders must reserve in part or in full their shares and obtain from the Central Securities Depository Office SA certification evidencing such reservation and deposit it, as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, together with required representation documents in case they use a representative.

—

if their shares are not in the Depository Account, Shareholders must reserve in full or in part their shares through their Depository Participant and obtain certification evidencing such reservation and deposit this certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, together with required representation documents in case they use a representative.

MAROUSI, 27/06/2008

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 27, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece